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                 April 2, 2021

       G. Michael Sievert
       Chief Executive Officer
       T-Mobile US, Inc.
       12920 SE 38th Street
       Bellevue, WA 98006

                                                        Re: T-Mobile US, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 30,
2021
                                                            File No. 333-254882

       Dear Mr. Sievert:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 460 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Larry
       Spirgel, Office Chief, at (202) 551-3815, with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Mark Hayek, Esq.